145 KING STREET EAST, SUITE 500
TORONTO, ONTARIO
CANADA M5C 2Y7

TELEPHONE (416) 947-1212
TOLL FREE 1-888-822-6714
FAX (416) 367-4681
WEBSITE www.agnico-eagle.com

AGNICO-EAGLE
MINES LIMITED





SECOND QUARTER REPORT 2003

Agnico-Eagle Mines Limited reported a net loss of $3.8 million, or $0.05 per share in the second quarter of 2003 compared to net income of $3.4 million, or $0.05 per share last year. For the year to date, the net loss was $10.0 million, or $0.12 per share compared to net income of $3.8 million, or $0.06 per share in the first six months of 2002. Included in the year to date 2003 results is a one-time net of tax non-cash charge of $1.7 million, or $0.02 per share, representing the cumulative effect of the adoption of a new US GAAP accounting standard, FAS 143, relating to future reclamation obligations.

Agnico-Eagle Continues to Add to Dominant Land Position on Cadillac Gold Belt

In the second quarter, the Company signed an asset purchase agreement with Barrick Gold Corporation to purchase a 100% interest in Barrick's Bousquet Property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Québec. Agnico-Eagle is also acquiring used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle will increase its interest in the Bruce Property, located one mile east of LaRonde, to 100%. The purchase and sale agreement also contemplates the purchase of certain of Barrick's regional exploration properties including Orion B-1, Orion B-2, Joannes North, Orion South and Norgold, all located to the south and west of Cambior's Doyon Property.

The purchase consideration to be paid by Agnico-Eagle on closing is C$5 million in cash and C$2 million in common shares of Agnico-Eagle, and the assumption of specified reclamation obligations relating to the Bousquet Property, excluding certain employment-related liabilities. In addition Barrick will retain a 2% net smelter return royalty on all the properties acquired by Agnico-Eagle.

Agnico-Eagle now controls 100% of over 14 miles of contiguous favourable geology along the prolific Cadillac-Bousquet Gold Belt and has the dominant land position on the Cadillac-Larder Lake Break immediately to the south. Upon completion of the acquisition, Agnico-Eagle will integrate the 25 years of Bousquet geological information into the LaRonde Mine database. This information and the underground access provided by the Penna and Bousquet 2 Shafts will allow the Company to better evaluate its regional exploration and development options.

Closing of the acquisition is expected to occur on or before September 30, 2003 and is conditional upon customary regulatory approvals, including a Certificate of Liberation from the Quebec Ministry of Natural Resources releasing Barrick from remediation obligations on the Bousquet Property.

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Chibex South Acquisition Solidifies Hold on Lapa Trend

Earlier in the second quarter, the Company also closed the previously announced acquisition of Breakwater Resources Ltd.'s 66 2/3% interest in the Chibex South Property for $75,000 and a 0.66% net smelter royalty. Chibex South is located south of and adjacent to the Company's Chibex North Property, which in turn is located immediately south of and adjacent to Agnico-Eagle's 100% owned Lapa Property. Agnico-Eagle now controls properties covering 12 miles of the same geological contact that hosts the Lapa Contact Zone.

Negative Effects of Rock Fall Now Worked Through as Expected

In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine.

Gold Production for 2003 on Track for 300,000 Ounces

As previously disclosed, the Company's 2003 gold production estimate is approximately 300,000 ounces. The previous projection of 2003 full year total cash costs of $180 per ounce was estimated assuming an average US$/C$ exchange of 1.47 and $4.60 per ounce silver, $0.75 per pound copper and $0.36 per pound zinc. Assuming the recent average US$/C$ exchange rate of 1.37 for the balance of 2003 and the same byproduct prices, cash costs would be approximately $200 per ounce.

LaRonde Operating Performance Steadily Improving

LaRonde continued its steady improvement in operating performance with the mill processing a quarterly record of 648,000 tons of ore, averaging over 7,100 tons per day, as over 643,000 tons of ore was hoisted from underground. In addition, the lower level crusher and ore handling facility was completed and placed into operation in June. Tonnage continued to increase from the lower part of the mine as over 290,000 tons or 43% of the ore was hoisted from the lower level loading pocket in the quarter. At maximum production, the lower mine is scheduled to produce a total of 510,000 tons per quarter, a rate scheduled to be reached in the fourth quarter of this year. Second quarter onsite operating costs improved to C$48 per ton from C$52 per ton in the same quarter last year. For the year to date, onsite operating costs improved to C$50 per ton from C$52 per ton in the first half of 2002.

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LaRonde Continues Aggressive Drilling Program

Eight drill rigs were in operation during the quarter, completing nearly 32,000 feet of diamond drilling on the following target areas:

- Delineation drilling on the upper part of the mine and on Levels 194 and 215.
- Testing Zone 7 between Levels 170 and 215.
- Exploration drilling on Zone 20 North at depth from the Level 215 drift.

The focus during the quarter was further definition of Zone 7 in light of the encouraging results returned the previous quarter. A second drill was also added to the Level 215 exploration drift as further advances in the drift will allow both drills to complete the systematic definition of Zone 20 North at depth.

Definition and delineation drilling started on **Zone 7** from Levels 170, 194 and 212. Drilling was started on the upper lens with the results to date on both the upper and lower lens better than originally expected. Level development has been completed on Level 215 confirming the recent drilling results and development in ore on Level 212 has also commenced. Summary results follow:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.0 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3170-42	11.8	309.1	322.8	0.14	1.63	0.24	3.06
3170-43	10.2	373.7	394.7	0.19	1.03	0.22	2.65
3170-44	14.1	488.2	516.1	0.19	2.19	0.19	1.73
3170-46	10.2	401.9	424.2	0.26	1.96	0.42	4.01
3212-10	10.2	331.4	342.2	0.15	1.16	1.22	1.20
3212-12	12.8	451.4	469.8	0.24	0.99	0.52	4.04
3212-13	9.2	511.8	527.6	0.20	1.19	0.48	2.42

Delineation drilling also continued on the lower gold-copper rich part of **Zone 20 North**. The drilling was focused on the further delineation of production areas that will be mined in the second half of this year. The most recent results have been summarized below:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
18520461	15.7	90.2	106.0	0.180	0.214	0.10	0.07
18520471	17.1	90.2	107.3	0.158	0.633	0.22	0.97
18820401	10.8	115.5	128.9	0.283	0.577	0.73	0.34
18820411	11.8	93.5	105.3	0.165	0.264	0.12	0.24
18820421	13.1	94.8	107.9	0.138	0.642	0.79	0.63
19420381	19.0	101.7	124.3	0.250	1.476	1.37	0.46
19420382	11.2	131.6	148.3	0.068	0.439	0.98	0.72
20320441	51.5	104.7	156.2	0.183	0.711	0.41	0.44
20320442	49.2	111.5	161.4	0.186	0.775	0.59	0.22
20320451	54.5	109.6	164.0	0.180	0.830	0.51	0.66
20620497	34.8	120.4	164.0	0.220	4.731	1.84	1.00
20620501	28.5	132.5	161.1	0.256	5.964	1.29	1.82
21520371	49.1	81.4	130.9	0.212	2.529	0.72	1.11

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Exploration drilling on **LaRonde II** from the Level 215 exploration drift is following up the results obtained in the previously announced drill hole 3215-60A which returned 0.29 ounces of gold per tone over 65.6 feet. The Company is conducting an 87,000 foot diamond drilling program in 2003 on LaRonde II from the Level 215 exploration drift, designed to convert the existing mineral resource into mineral reserves and to expand the known mineral resource envelope. The confirmation of this higher grade core could have a significant impact on the LaRonde II mining sequence and economics.

Lapa Progressing Towards Pre-feasibility Study by Year End

On the 100% owned Lapa Property, located 7 miles east of LaRonde, five diamond drills are continuing to drill the Contact Zone with the most recent results highlighted below:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Gold(oz/ton) Uncut
118-03-25	13.8	4354.7	4372.7	0.24	0.24
118-03-25A	9.5	3857.6	3868.4	0.14	0.14
118-03-27	40.4	2291.0	2372.0	0.17	0.17
118-03-19B	11.2	2779.5	2799.2	0.05	0.05

Preliminary results

Drill hole 118-03-25 is located 215 feet east of drill hole 118-03-16 which returned 0.39 oz/t of gold over 12.1 feet. This drill hole, located at a depth 3,815 feet below surface, is the deepest intersection on the Contact Zone and confirms that the mineralization remains open to the east. Drill hole 118-03-27, 60 feet west of previously disclosed drill hole 118-02-02B, is located at a depth of 2,132 feet and confirms the western margin of the envelope with a similar thickness that was used in the June 2003 resource estimate.

Over the next three months, three drill rigs will continue to drill both east and west of drill holes 118-03-25 and previously disclosed 118-03-16 to confirm the continuity of the mineralization at depth. Two other rigs will continue to drill in-fill holes and further define the upper block of mineralization on the extreme eastern margin of the Contact Zone. This aggressive drilling program will continue until the end of the year in order to provide results for a pre-feasibility study also expected to be completed by year-end.

In addition, a sample of over 880 pounds was collected from Lapa drill core. Sample preparation was initiated in May and has since been completed. A metallurgical definition test-work program is in progress to both validate results from the exploratory work carried out last fall and to further define the actual process and optimize achievable results. The metallurgical test-work is being conducted at LaRonde and results are expected early in the fourth quarter of this year.

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The longitudinal illustrations that detail the drill results and a map of the properties discussed in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com *(Press Release) or:*

http://files.newswire.ca/3/0730Lapa.pdf

http://files.newswire.ca/3/0730Long20N.pdf

http://files.newswire.ca/3/0730Long7Lower.pdf

http://files.newswire.ca/3/0730Long7Upper.pdf

http://files.newswire.ca/3/0730PropertyPlan.pdf

Scientific and Technical Data

All Lapa drill core has been logged and the results have been verified by Dino Lombardi, P.Geo., Senior Geologist for the Company's Exploration Division and who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Québec, and Expert Laboratories Inc., Rouyn-Noranda, Québec.

A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde data disclosed in this news release. The verification procedures, the quality assurance program, quality control procedures may be found in the 2003 Ore Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated May 12, 2003, filed on SEDAR.

Forward Looking Statements

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

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About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

July 30, 2003



Sean Boyd
President & Chief Executive Officer

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS – UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

Agnico-Eagle reported a second quarter net loss of $3.8 million, or $0.05 cents per share, compared to net income of $3.4 million, or $0.05 cents per share, in the second quarter of 2002. For the year to date, Agnico-Eagle reported a net loss of $10.0 million, or $0.12 cents per share, compared to net income of $3.8 million, or $0.06 cents per share, in the first six months of 2002. The year to date figures include a non-cash charge of $1.7 million (net of tax), or $0.02 per share, representing the cumulative effect of adopting Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). For a full description of the accounting change, please see the Company's 2002 Management Discussion and Analysis of Operations and Financial Condition under the caption "Critical Accounting Policies – Reclamation Costs."

In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine. The production outlook for 2003 remains at 300,000 ounces of gold as the affected area has been back-filled and production from the affected areas of the mine is meeting the Company's expectations.

The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

(millions of dollars)	*Second Quarter*	*Year to Date*
Increase in gold price	$2.3	$4.6
Increase in copper production	2.0	4.2
Increase in silver production and price	1.5	3.0
Increase in operating costs	(3.8)	(7.8)
Decrease in gold production	(4.4)	(6.2)
Stronger Canadian dollar	(2.0)	(2.8)
Increase in El Coco royalty	-	(2.2)
Cumulative effect of adopting FAS 143	-	(1.7)
Increase in depreciation & amortization	(1.1)	(2.4)
Increase (decrease) in zinc production	0.5	(2.0)
Other	(2.2)	(0.5)
Net negative variance	$(7.2)	$(13.8)

The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in 2002. Operating at the expanded rate, the mill processed 282,000 more tons of ore in the first half of 2003 achieving onsite operating costs of C$50 per ton compared to C$52 per ton in the first half of 2002. In the second quarter of 2003, onsite operating costs per ton improved C$4 per ton to C$48 per ton from C$52 per ton in the second quarter of 2002.

In the second quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $208 per ounce from $124 per ounce in 2002. In the second quarter of 2003, total cash operating costs to produce an ounce of gold were $258 compared to $164 in the same quarter of 2002. For the year to date 2003, cash operating costs increased to $190 from $126 excluding the El Coco royalty and total cash operating costs increased to $251 from $162 in the first six months of 2002. Despite the improvement in onsite operating costs, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

(thousands of dollars, except where noted)	***Q2 2003***	*Q2 2002*	***YTD 2003***	*YTD 2002*
Cost of production per Consolidated Statements of Income (Loss)	**$24,581**	$19,613	**$48,928**	$37,216
Adjustments:				
Byproduct revenues	**(9,488)**	(6,813)	**(20,867)**	(14,248)
El-Coco royalty	**(3,000)**	(3,050)	**(7,074)**	(4,959)
Revenue recognition adjustment (i)	**531**	(117)	**1,111**	(339)
Non cash reclamation provision	**(112)**	(375)	**(217)**	(675)
Cash operating costs	**$12,512**	$9,258	**$21,881**	$16,995
Gold production (ounces)	**60,157**	74,617	**115,162**	134,876
Cash operating cost (per ounce)	**$208**	$124	**$190**	$126
El-Coco royalty (per ounce)	**50**	40	**61**	36
Total cash operating costs (per ounce) (ii)	**$258**	$164	**$251**	$162

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

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Amortization expense increased 30% to $4.8 million in the second quarter of 2003 from $3.7 million in the second quarter of 2002 and increased 35% to $9.3 million in the first half of 2003 from $6.9 million in the first half of 2002. The increase in amortization is attributable to the increased mill throughput of approximately 30% and an increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

Income and mining taxes increased to $0.4 million and $1.0 million respectively in the second quarter and six months ended June 30, 2003 compared to nil in both comparable periods in 2002. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

At June 30, 2003, Agnico-Eagle's consolidated cash and cash equivalents were $121 million while working capital was $156 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $221 million of available cash resources at June 30, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $0.6 million and $0.1 million, respectively in the quarter and six months ended June 30, 2003 compared to $7.6 million and $12.6 million, respectively in the quarter and six months ended June 30, 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

For the three and six months ended June 30, 2003, capital expenditures and investments were $18.4 million and $29.4 million respectively compared to $15.5 million and $29.8 million in the three and six months ended June 30, 2002. Capital expenditures at the Company's LaRonde mine decreased to $10.7 million and $21.5 million in the three and six months ended June 30, 2003 from $15.2 million and $29.5 million in the three and six months ended June 30, 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. In the second quarter of 2003, the Company invested approximately $9.0 million to acquire Breakwater Resources Ltd.'s interest in the Lapa property. This cash outflow is netted in "Acquisitions, investments and other" in the Company's Consolidated Statements of Cash Flows.

***Summarized Quarterly Data** (Unaudited)*

Agnico-Eagle Mines Limited

(thousands of United States dollars, except where noted, **US GAAP basis**)	Three months ended June 30, 2003	2002	Six months ended June 30, 2003	2002
Consolidated Financial Data				
Income and cash flow				
LaRonde Division				
Revenues from mining operations	$ **30,014**	$ 30,616	$ **60,126**	$ 56,163
Mine operating costs	**24,581**	19,613	**48,928**	37,216
Mine operating profit	$ **5,433**	$ 11,003	$ **11,198**	$ 18,947
Net income (loss) for period	$ **(3,779)**	$ 3,360	$ **(10,016)**	$ 3,837
Net income (loss) per share	$ **(0.05)**	$ 0.05	$ **(0.12)**	$ 0.06
Operating cash flow (before non-cash working capital)	$ **632**	$ 7,633	$ **55**	$ 12,605
Weighted average number of shares – basic (in thousands)	**83,836**	69,050	**83,781**	68,524
Tons of ore milled	**648,292**	491,083	**1,250,925**	968,416
Head grades:				
Gold	**0.10**	0.17	**0.10**	0.16
Silver	**2.24**	2.28	**2.34**	2.39
Zinc	**3.14%**	3.64%	**3.34%**	4.43%
Copper	**0.52%**	0.30%	**0.48%**	0.26%
Recovery rates:				
Gold	**90.62%**	92.92%	**91.11%**	93.73%
Silver	**80.80%**	80.10%	**82.65%**	81.92%
Zinc	**77.80%**	81.40%	**78.00%**	83.35%
Copper	**79.20%**	74.40%	**79.20%**	65.23%
Payable production:				
Gold (ounces)	**60,157**	74,617	**115,162**	134,876
Silver (ounces in thousands)	**1,049**	709	**2,085**	1,433
Zinc (pounds in thousands)	**27,080**	24,740	**55,044**	60,737
Copper (pounds in thousands)	**5,015**	2,084	**8,971**	3,215
Realized prices per unit of production:				
Gold (per ounce)	$ **349**	$ 310	$ **350**	$ 306
Silver (per ounce)	$ **4.57**	$ 4.67	$ **4.61**	$ 4.59
Zinc (per pound)	$ **0.35**	$ 0.36	$ **0.35**	$ 0.35
Copper (per pound)	$ **0.73**	$ 0.78	$ **0.74**	$ 0.77
Onsite operating costs per ton milled (Canadian dollars)	$ **48**	$ 52	$ **50**	$ 52
Operating costs per gold ounce produced:				
Onsite operating costs (including asset retirement expenses)	$ **371**	$ 219	$ **373**	$ 237
Less: Non-cash asset retirement expenses	**(2)**	(5)	**(2)**	(5)
Net byproduct revenues	**(161)**	(90)	**(181)**	(106)
Cash operating costs	$ **208**	$ 124	**190**	$ 126
Accrued El Coco royalties	**50**	40	**61**	36
Total cash costs	$ **258**	$ 164	$ **251**	$ 162
Non-cash costs:				
Asset retirement expenses	**2**	5	**2**	5
Amortization	**80**	49	**81**	51
Total operating costs	$ **340**	$ 218	$ **334**	$ 218

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Consolidated Balance Sheets **Agnico-Eagle Mines Limited**

(thousands of United States dollars, **US GAAP basis**)	June 30, 2003	December 31, 2002
	(Unaudited)	
ASSETS		
Current		
Cash and cash equivalents	**$ 121,078**	$ 152,934
Metals awaiting settlement	**29,236**	29,749
Income taxes recoverable	**2,817**	2,900
Inventories:		
Ore stockpiles	**5,599**	4,604
In-process concentrates	**2,272**	1,008
Supplies	**5,105**	5,008
Prepaid expenses and other	**6,599**	10,025
Total current assets	**172,706**	206,228
Fair value of derivative financial instruments	**6,908**	1,835
Investments and other assets	**9,147**	8,795
Future income and mining tax assets	**23,759**	23,890
Mining properties	**376,204**	353,059
	$ 588,724	$ 593,807
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 13,753**	$ 15,246
Dividends payable	**756**	3,013
Income and mining taxes payable	**-**	954
Interest payable	**1,946**	1,873
Total current liabilities	**16,455**	21,086
Long-term debt	**143,750**	143,750
Fair value of derivative financial instruments	**-**	5,346
Asset retirement obligation and other liabilities	**9,018**	5,043
Future income and mining tax liabilities	**22,953**	20,889
Shareholders' Equity		
Common shares		
Authorized – unlimited		
Issued – 83,902,863 (2002 – 83,636,861)	**594,341**	591,969
Warrants	**15,732**	15,732
Contributed surplus	**7,181**	7,181
Deficit	**(206,039)**	(196,023)
Accumulated other comprehensive loss	**(14,667)**	(21,166)
Total shareholders' equity	**396,548**	397,693
	$ 588,724	$ 593,807

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, except per share amounts, **US GAAP basis**)	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
REVENUES				
Revenues from mining operations	**$ 30,014**	$ 30,616	**$ 60,126**	$ 56,163
Interest and sundry income	**2,122**	577	**2,763**	613
	32,136	31,193	**62,889**	56,776
COSTS AND EXPENSES				
Production	**24,581**	19,613	**48,928**	37,216
Exploration and corporate development	**966**	894	**2,438**	1,643
Amortization	**4,787**	3,678	**9,304**	6,929
General and administrative	**2,240**	1,498	**3,707**	2,499
Provincial capital tax	**285**	612	**774**	992
Interest	**2,241**	1,737	**4,458**	3,653
Foreign currency (gain) loss	**193**	(501)	**(24)**	(501)
Income (loss) before income, mining and federal capital taxes	**(3,157)**	3,662	**(6,696)**	4,345
Federal capital tax	**264**	302	**589**	508
Income and mining tax expense	**358**	-	**988**	-
Income (loss) before cumulative catch-up adjustment	**(3,779)**	3,360	**(8,273)**	3,837
Cumulative catch-up adjustment relating to FAS 143	**-**	-	**(1,743)**	-
Net income (loss) for the period	**$ (3,779)**	$ 3,360	**$ (10,016)**	$ 3,837
Net income (loss) before cumulative catch-up adjustment per share – basic and diluted	**$ (0.05)**	$ 0.05	**$ (0.10)**	$ 0.06
Cumulative catch-up adjustment per share – basic and diluted	**-**	-	**(0.02)**	-
Net income (loss) per share – basic and diluted	**$ (0.05)**	$ 0.05	**$ (0.12)**	$ 0.06
Weighted average number of shares (in thousands) (note 3)				
basic	**83,636**	69,050	**83,781**	68,524
diluted	**83,636**	80,546	**83,781**	80,021
Comprehensive income (loss):				
Net Income (loss) for the period	**$ (3,779)**	$ 3,360	**$ (10,016)**	$ 3,837
Other comprehensive income (loss):				
Unrealized gain (loss) on hedging activities, net of tax	**4,773**	(1,455)	**8,000**	(3,288)
Unrealized gain (loss) on available for sale securities, net of tax	**(151)**	-	**(16)**	-
Realized gain on available for sale securities, net of tax	**(1,485)**	-	**(1,485)**	-
Other comprehensive income (loss)	**$ 3,137**	$ (1,455)	**$ 6,499**	$ (3,288)
Comprehensive income (loss) for the period	**$ (642)**	$ 1,905	**$ (3,517)**	$ 549

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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Consolidated Statements of Deficit and Accumulated Other Comprehensive Loss (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, except per share amounts, **US GAAP basis**)	Three months ended June 30, 2003	Three months ended June 30, 2002	Six Months ended June 30, 2003	Six Months ended June 30, 2002
Deficit				
Balance, beginning of period	$ **(202,260)**	$ (196,743)	$ **(196,023)**	$ (197,220)
Net income (loss) for the period	**(3,779)**	3,360	**(10,016)**	3,837
Balance, end of period	$ **(206,039)**	$ (193,383)	$ **(206,039)**	$ (193,383)
Accumulated other comprehensive loss				
Balance, beginning of period	$ **(17,804)**	$ (17,409)	$ **(21,166)**	$ (15,576)
Other comprehensive income (loss) for the period	**3,137**	(1,455)	**6,499**	(3,288)
Balance, end of period	$ **(14,667)**	$ (18,864)	$ **(14,667)**	$ (18,864)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

Consolidated Statements of Cash Flows (Unaudited)

Agnico-Eagle Mines Limited

(thousands of United States dollars, **US GAAP basis**)	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating activities				
Net income (loss) for the period	**$ (3,779)**	$ 3,360	**$ (10,016)**	$ 3,837
Add (deduct) items not affecting cash from operating activities:				
Amortization	**4,787**	3,678	**9,304**	6,929
Provision for future income and mining taxes	**738**	-	**2,064**	-
Unrealized (gain) loss on derivative contracts	**(236)**	-	**(2,506)**	-
Cumulative catch-up adjustment relating to FAS 143	**-**	-	**1,743**	-
Amortization of deferred costs and other	**(878)**	595	**(534)**	1,839
Cash flow from operations, before working capital changes	**632**	7,633	**55**	12,605
Change in non-cash working capital balances				
Metals awaiting settlement	**(3,606)**	(334)	**513**	(9,487)
Income taxes recoverable	**(476)**	54	**(871)**	(540)
Inventories	**(1,533)**	(52)	**(2,356)**	177
Prepaid expenses and other	**1,122**	2,487	**1,693**	313
Accounts payable and accrued liabilities	**(648)**	4,398	**(1,318)**	5,728
Interest payable	**1,686**	1,681	**73**	14
Cash flows from (used in) operating activities	**(2,823)**	15,867	**(2,211)**	8,810
Investing activities				
Additions to mining properties	**(10,671)**	(15,202)	**(21,508)**	(29,454)
Acquisitions, investments and other	**(7,699)**	(295)	**(7,887)**	(304)
Cash flows used in investing activities	**(18,370)**	(15,497)	**(29,395)**	(29,758)
Financing activities				
Dividends paid	**-**	(30)	**(2,431)**	(1,319)
Common shares issued	**1,125**	7,338	**2,320**	12,564
Proceeds from long-term debt	**-**	-	**-**	143,750
Financing costs	**-**	-	**-**	(5,266)
Repayment of the Company's senior convertible notes	**-**	(198)	**-**	(122,169)
Cash flows from (used in) financing activities	**1,125**	7,110	**(111)**	27,560
Effect of exchange rate changes on cash and cash equivalents	**(92)**	536	**(139)**	519
Net increase (decrease) in cash and cash equivalents	**(20,160)**	8,016	**(31,856)**	7,131
Cash and cash equivalents, beginning of period	**141,238**	20,295	**152,934**	21,180
Cash and cash equivalents, end of period	**$ 121,078**	$ 28,311	**$ 121,078**	$ 28,311
Other operating cash flow information:				
Interest paid during the period	**$ 322**	$ 530	**$ 3,924**	$ 19,242
Taxes paid (recovered) during the period	**$ 1,169**	$ (690)	**$ 1,169**	$ 2,639

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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1. Basis of Presentation

The Company's primary basis of financial reporting is United States generally accepted accounting principles. Financial statements under Canadian generally accepted accounting principles are also prepared for statutory reporting purposes in Canada and sent to shareholders.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2003 and the results of operations and cash flows for the three and six month periods ended June 30, 2003 and 2002.

Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2002.

2. Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. Change in Accounting Policies

Except for the items outlined below, these interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 audited annual financial statements.

(a) Reclamation Costs

Estimated reclamation costs are based on legal, environmental and regulatory requirements. Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset.

In order to calculate the initial liability on January 1, 2003, the Company made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions change, such as life-of-mine.

The adoption of FAS 143 negatively impacted income in the first quarter of 2003 as the Company recorded a non-cash charge of approximately $1.7 million, or $0.02 per share, representing the past cumulative effect of adopting this standard.

(b) Stock-based compensation

The Company has an Employee Stock Option Plan ("ESOP") which is described fully in note 7 to the Company's December 31, 2002 annual audited consolidated financial statements. Prior to 2003, the company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in income prior to January 31, 2003 as all options granted under the ESOP had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation,"("FAS 123") as amended by FASB Statement No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure." The Company has adopted the provisions of FAS 123 prospectively to all employee awards granted, modified, or settled after January 1, 2003. No options were granted in the first quarter ended March 31, 2003 and accordingly no compensation expense has been recognized in the interim consolidated financial statements.

4. Capital Stock

For the three and six month periods ended June 30, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2003 were exercised:

Common shares outstanding at June 30, 2003	83,902,863
Convertible debenture [based on debenture holders' option]	10,267,919
Employees' stock options	2,906,100
Warrants	6,900,000
	103,976,882

During the six month period ended June 30, 2003, 153,050 (2002 – 1,628,500) employee stock options were exercised for cash of $1.0 million (2002 - $11.6 million).

5. Financial Instruments

As at June 30, 2003, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity				
	2003	2004	2005	2006	2007
Gold					
Put options purchased					
Amount hedged (ounces)	-	136,644	190,020	152,340	131,280
Average price ($/ounce)	-	$260	$260	$260	$260
Silver					
Call options sold					
Amount hedged (ounces in 000's)	978	-	-	-	-
Average price ($/ounce)	$5.50	-	-	-	-
Copper					
Call options sold					
Amount hedged (lbs. in 000's)	6,825	-	-	-	-
Average price ($/lb.)	$0.81	-	-	-	-

At June 30, 2003, Agnico-Eagle's consolidated foreign-currency hedging program consisted of the following:

	Expected Maturity			
	2003	2004	2005	2006
US$ call options sold				
Amount (thousands)	$ 30,000	$ 24,000	$ 12,000	$ 12,000
US$/C$ weighted average exchange rate	1.5958	1.639	1.6050	1.6475
US$ put options purchased				
Amount (thousands)	$ -	$ 24,000	$ 12,000	$ 12,000
US$/C$ weighted average exchange rate	-	1.5900	1.5000	1.5600
US$ put options sold				
Amount (thousands)	$ -	$ -	$ 12,000	$ -
US$/C$ weighted average exchange rate	-	-	1.3700	-

At June 30, 2003, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to $0.7 million. The Company's aggregate net market value of its foreign exchange hedge position at June 30, 2003 was $5.9 million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

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QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS – CANADIAN GAAP

(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

Agnico-Eagle reported a second quarter net loss of $3.4 million, or $0.06 cents per share, compared to net income of $3.9 million, or $0.03 cents per share, in the second quarter of 2002. For the year to date, Agnico-Eagle reported a net loss of $7.0 million, or $0.12 cents per share, compared to net income of $9.7 million, or $0.10 cents per share, in the first six months of 2002.

In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine. The production outlook for 2003 remains at 300,000 ounces of gold as the affected area has been back-filled and production from the affected areas of the mine is meeting the Company's expectations.

The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

(millions of dollars)	*Second Quarter*	*Year to Date*
Increase in gold price	$2.3	$4.6
Increase in copper production	2.0	4.2
Increase in silver production and price	1.5	3.0
Increase in operating costs	(3.8)	(7.8)
Decrease in gold production	(4.4)	(6.2)
Stronger Canadian dollar	(2.0)	(2.8)
Increase in El Coco royalty	-	(2.2)
Increase in depreciation & amortization	(1.1)	(2.4)
Increase (decrease) in zinc production	0.5	(2.0)
Gain on settlement of convertible notes in Q1 2002	-	(6.2)
Other	(2.3)	1.1
Net negative variance	$(7.3)	$(16.7)

The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in 2002. Operating at the expanded rate, the mill processed 282,000 more tons of ore in the first half of 2003 achieving onsite operating costs of C$50 per ton compared to C$52 per ton in the first half of 2002. In the second quarter of 2003, onsite operating costs per ton improved C$4 per ton to C$48 per ton from C$52 per ton in the second quarter of 2002.

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In the second quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $208 per ounce from $124 per ounce in 2002. In the second quarter of 2003, total cash operating costs to produce an ounce of gold were $258 compared to $164 in the same quarter of 2002. For the year to date 2003, cash operating costs increased to $190 from $126 excluding the El Coco royalty and total cash operating costs increased to $251 from $162 in the first six months of 2002. Despite the improvement in onsite operating costs, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

(thousands of dollars, except where noted)	***Q2 2003***	*Q2 2002*	***YTD 2003***	*YTD 2002*
Cost of production per Consolidated Statements of Income (Loss)	**$24,769**	$19,181	**$49,286**	$36,533
Adjustments:				
Byproduct revenues	**(9,488)**	(6,813)	**(20,867)**	(14,248)
El-Coco royalty	**(3,000)**	(3,050)	**(7,074)**	(4,959)
Revenue recognition adjustment (i)	**531**	315	**1,111**	304
Non cash reclamation provision	**(300)**	(375)	**(575)**	(675)
Cash operating costs	**$12,512**	$9,258	**$21,881**	$16,995
Gold production (ounces)	**60,157**	74,617	**115,162**	134,876
Cash operating cost (per ounce)	**$208**	$124	**$190**	$126
El-Coco royalty (per ounce)	**50**	40	**61**	36
Total cash operating costs (per ounce) (ii)	**$258**	$164	**$251**	$162

Notes:

(ii) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Amortization expense increased 30% to $4.8 million in the second quarter of 2003 from $3.7 million in the second quarter of 2002 and increased 43% to $9.3 million in the first half of 2003 from $6.5 million in the first half of 2002. The increase in amortization is attributable to the increased mill throughput of approximately 30% and an increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

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Income and mining taxes increased to $0.4 million and $1.0 million respectively in the second quarter and six months ended June 30, 2003 compared to nil and $1.3 million in both comparable periods in 2002. The $1.3 million provision in 2002 represents the future tax liability on the gain on settlement of the Company's senior convertible notes. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

At June 30, 2003, Agnico-Eagle's consolidated cash and cash equivalents were $121 million while working capital was $156 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $221 million of available cash resources at June 30, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $2.5 million and $3.7 million, respectively in the quarter and six months ended June 30, 2003 compared to $10.1 million and $15.2 million, respectively in the quarter and six months ended June 30, 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

For the three and six months ended June 30, 2003, capital expenditures and investments were $18.4 million and $29.4 million respectively compared to $15.5 million and $29.8 million in the three and six months ended June 30, 2002. Capital expenditures at the Company's LaRonde mine decreased to $10.7 million and $21.5 million in the three and six months ended June 30, 2003 from $15.2 million and $29.5 million in the three and six months ended June 30, 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. In the second quarter of 2003, the Company invested approximately $9.0 million to acquire Breakwater Resources Ltd.'s interest in the Lapa property. This cash outflow is netted in "Acquisitions, investments and other" in the Company's Consolidated Statements of Cash Flows.

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Summarized Quarterly Data (Unaudited)

Agnico-Eagle Mines Limited

(thousands of United States dollars, except where noted, **CDN GAAP basis**)	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Consolidated Financial Data				
Income and cash flow				
LaRonde Division				
Revenues from mining operations	**$ 30,014**	$ 29,342	**$ 60,126**	$ 54,434
Mine operating costs	**24,769**	19,181	**49,286**	36,533
Mine operating profit	**$ 5,245**	$ 10,161	**$ 10,840**	$ 17,901
Net income (loss) for period	**$ (3,423)**	$ 3,893	**$ (6,987)**	$ 9,671
Net income (loss) per share	**$ (0.06)**	$ 0.03	**$ (0.12)**	$ 0.10
Operating cash flow (before non-cash working capital)	**$ 2,575**	$ 10,099	**$ 3,734**	$ 15,188
Weighted average number of shares – basic (in thousands)	**83,836**	69,050	**83,781**	68,524
Tons of ore milled	**648,292**	491,083	**1,250,925**	968,416
Head grades:				
Gold	**0.10**	0.17	**0.10**	0.16
Silver	**2.24**	2.28	**2.34**	2.39
Zinc	**3.14%**	3.64%	**3.34%**	4.43%
Copper	**0.52%**	0.30%	**0.48%**	0.26%
Recovery rates:				
Gold	**90.62%**	92.92%	**91.11%**	93.73%
Silver	**80.80%**	80.10%	**82.65%**	81.92%
Zinc	**77.80%**	81.40%	**78.00%**	83.35%
Copper	**79.20%**	74.40%	**79.20%**	65.23%
Payable production:				
Gold (ounces)	**60,157**	74,617	**115,162**	134,876
Silver (ounces in thousands)	**1,049**	709	**2,085**	1,433
Zinc (pounds in thousands)	**27,080**	24,740	**55,044**	60,737
Copper (pounds in thousands)	**5,015**	2,084	**8,971**	3,215
Realized prices per unit of production:				
Gold (per ounce)	**$ 349**	$ 310	**$ 350**	$ 306
Silver (per ounce)	**$ 4.57**	$ 4.67	**$ 4.61**	$ 4.59
Zinc (per pound)	**$ 0.35**	$ 0.36	**$ 0.35**	$ 0.35
Copper (per pound)	**$ 0.73**	$ 0.78	**$ 0.74**	$ 0.77
Onsite operating costs per ton milled (Canadian dollars)	**$ 48**	$ 52	**$ 50**	$ 52
Operating costs per gold ounce produced:				
Onsite operating costs (including asset retirement expenses)	**$ 371**	$ 219	**$ 373**	$ 237
Less: Non-cash asset retirement expenses	**(2)**	(5)	**(2)**	(5)
Net byproduct revenues	**(161)**	(90)	**(181)**	(106)
Cash operating costs	**$ 208**	$ 124	**190**	$ 126
Accrued El Coco royalties	**50**	40	**61**	36
Total cash costs	**$ 258**	$ 164	**$ 251**	$ 162
Non-cash costs:				
Asset retirement expenses	**2**	5	**2**	5
Amortization	**80**	49	**81**	51
Total operating costs	**$ 340**	$ 218	**$ 334**	$ 218

Consolidated Balance Sheets

Agnico-Eagle Mines Limited

(thousands of United States dollars, **CDN GAAP basis**)	June 30, 2003	December 31, 2002
	(Unaudited)	
ASSETS		
Current		
Cash and cash equivalents	**$ 121,078**	$ 152,934
Metals awaiting settlement	**29,236**	29,749
Income taxes recoverable	**2,817**	2,900
Inventories:		
Ore stockpiles	**5,599**	4,604
In-process concentrates	**2,272**	1,008
Supplies	**5,105**	5,008
Prepaid expenses and other	**6,542**	7,576
Total current assets	**172,649**	203,779
Investments and other assets	**9,193**	8,951
Future income and mining tax assets	**22,929**	22,929
Mining properties	**377,686**	356,409
	$ 582,457	$ 592,068
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 13,753**	$ 15,246
Dividends payable	**756**	3,013
Income and mining taxes payable	**-**	954
Interest payable	**1,946**	1,873
Total current liabilities	**16,455**	21,086
Reclamation provision and other liabilities	**5,088**	4,314
Future income and mining tax liabilities	**25,883**	23,819
Shareholders' Equity		
Common shares		
Authorized – unlimited		
Issued – 83,902,863 (2002 – 83,636,861)	**443,741**	441,363
Convertible debenture	**93,246**	91,465
Other paid-in capital	**55,028**	55,028
Warrants	**15,732**	15,732
Contributed surplus	**5,560**	5,560
Deficit	**(78,276)**	(66,299)
Total shareholders' equity	**535,031**	542,849
	$ 582,457	$ 592,068

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, except per share amounts, **CDN GAAP basis**)	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
REVENUES				
Revenues from mining operations	**$ 30,014**	$ 29,342	**$ 60,126**	$ 54,434
Interest and sundry income	**920**	524	**1,066**	752
	30,934	29,866	**61,192**	55,186
COSTS AND EXPENSES				
Production	**24,769**	19,181	**49,286**	36,533
Exploration and corporate development	**966**	894	**2,438**	1,643
Amortization	**4,787**	3,677	**9,304**	6,489
General and administrative	**2,240**	1,498	**3,707**	2,499
Provincial capital tax	**285**	612	**774**	992
Interest	**495**	65	**1,117**	1,990
Foreign currency (gain) loss	**193**	(176)	**(24)**	(176)
Income (loss) before undernoted	**(2,801)**	4,115	**(5,411)**	5,216
Gain on settlement of Company's senior convertible notes	**-**	-	**-**	6,184
Income (loss) before income, mining and federal capital taxes	**(2,801)**	4,115	**(5,410)**	11,400
Federal capital tax	**264**	222	**589**	429
Income and mining tax expense	**358**	-	**988**	1,300
Net income (loss) for the period	**$ (3,423)**	$ 3,893	**$ (6,987)**	$ 9,671
Net income (loss) per share – basic and diluted (note 3)	**$ (0.06)**	$ 0.03	**$ (0.12)**	$ 0.10
Weighted average number of shares (in thousands) (note 3)				
basic	**83,836**	69,050	**83,781**	68,524
diluted	**83,836**	80,546	**83,781**	80,021

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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(thousands of United States dollars, except per share amounts, **CDN GAAP basis**)	Three months ended June 30, 2003	2002	Six Months ended June 30, 2003	2002
Deficit				
Balance, beginning of period	**$ (72,344)**	$ (52,860)	**$ (66,299)**	$ (56,731)
Net income (loss) for the period	**(3,423)**	3,893	**(6,987)**	9,671
	(75,767)	(48,967)	**(73,286)**	(47,060)
Interest costs associated with the Company's convertible debentures	**(2,509)**	(2,359)	**(4,990)**	(2,833)
Gain on settlement of the conversion option related to the Company's senior convertible notes, net of related taxes	**-**	-	**-**	3,833
Financing costs	**-**	-	**-**	(5,266)
Balance, end of period	**$ (78,276)**	$ (51,326)	**$ (78,276)**	$ (51,326)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

Consolidated Statements of Cash Flows (Unaudited)

Agnico-Eagle Mines Limited

(thousands of United States dollars, **CDN GAAP basis**)	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating activities				
Net income (loss) for the period	$ **(3,423)**	$ 3,893	$ **(6,987)**	$ 9,671
Add (deduct) items not affecting cash from operating activities:				
Amortization	**4,787**	3,677	**9,304**	6,489
Provision for future income and mining taxes	**738**	-	**2,064**	1,300
Unrealized (gain) loss on derivative contracts	**1,013**	-	**(848)**	-
Gain on settlement of the Company's senior convertible notes	-	-	-	(6,184)
Amortization of deferred costs and other	**(540)**	2,529	**201**	3,912
Cash flow from operations, before working capital changes	**2,575**	10,099	**3,734**	15,188
Change in non-cash working capital balances				
Metals awaiting settlement	**(3,606)**	540	**513**	(8,558)
Income taxes recoverable	**(476)**	54	**(871)**	(540)
Inventories	**(1,533)**	(485)	**(2,356)**	(506)
Prepaid expenses and other	**792**	2,489	**1,222**	353
Accounts payable and accrued liabilities	**(648)**	4,391	**(1,318)**	5,721
Interest payable	**1,686**	1,681	**73**	14
Cash flows from (used in) operating activities	**(1,210)**	18,769	**997**	11,672
Investing activities				
Additions to mining properties	**(10,671)**	(15,202)	**(21,508)**	(29,454)
Acquisitions, investments and other	**(7,699)**	(324)	**(7,887)**	(333)
Cash flows used in investing activities	**(18,370)**	(15,526)	**(29,395)**	(29,787)
Financing activities				
Dividends paid	-	(30)	**(2,431)**	(1,319)
Common shares issued	**1,125**	7,338	**2,320**	12,564
Proceeds from long-term debt	-	-	-	143,750
Financing costs	-	(514)	-	(5,266)
Interest on convertible debentures	**(1,613)**	(2,359)	**(3,208)**	(2,833)
Repayment of the Company's senior convertible notes	-	(198)	-	(122,169)
Cash flows from (used in) financing activities	**(488)**	4,237	**(3,319)**	24,727
Effect of exchange rate changes on cash and cash equivalents	**(92)**	536	**(139)**	519
Net increase (decrease) in cash and cash equivalents	**(20,160)**	8,016	**(31,856)**	7,131
Cash and cash equivalents, beginning of period	**141,238**	20,295	**152,934**	21,180
Cash and cash equivalents, end of period	$ **121,078**	$ 28,311	$ **121,078**	$ 28,311
Other operating cash flow information:				
Interest paid during the period	$ **322**	$ 530	$ **3,924**	$ 19,242
Taxes paid (recovered) during the period	$ **1,169**	$ (690)	$ **1,169**	$ 2,639

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in US dollars in accordance with Canadian GAAP with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Consolidated Financial Statements (CDN GAAP basis) for the year ended December 31, 2002.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis), including the accounting policies and notes thereto. These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis).

2. Use of Estimates

The preparation of the interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. Net income per share

For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debenture issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to retained earnings. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

	Three months ended June 30,		Six Months ended June 30,	
	2003	2002	2003	2002
Net income (loss), per financial statements	$ **(3,423)**	$ 3,893	$ **(6,987)**	$ 9,671
Less: Interest on 2012 convertible debenture charged directly to retained earnings	**(1,613)**	(2,359)	**(3,208)**	(2,833)
Net income (loss) used to compute net income (loss) per share	$ **(5,036)**	$ 1,534	$ **(10,195)**	$ 6,838

The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the computation of fully-diluted net income per share.

4. Capital Stock

For the three and six month periods ended June 30, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2003 were exercised:

Common shares outstanding at June 30, 2003	83,902,863
Convertible debenture [based on debenture holders' option]	10,267,919
Employees' stock options	2,906,100
Warrants	6,900,000
	103,976,882

During the six month period ended June 30, 2003, 153,050 (2002 – 1,628,500) employee stock options were exercised for cash of $1.0 million (2002 - $11.6 million).

